July 15, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Shapiro Amy Geddes Jacqueline Kaufman Mara Ransom

Re: Lyft, Inc. Form 10-K for the Year Ended December 31, 2019 Filed February 28, 2020 File No. 001-38846

Ladies and Gentlemen:

Lyft, Inc. (“Lyft” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 24, 2020, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2019 (File No. 001-38846) originally filed with the Commission on February 28, 2020 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operations and Support, page 66

1.

Please tell us your consideration of the acquisition and ongoing maintenance of your network of shared bikes and scooters as you only include ‘direct costs’ in your cost of revenues. Certain costs of ongoing maintenance and support of this network appear integral to the generation of this revenue source and should be included in cost of revenues. In this regard, we note ‘Operations and support costs’ increased almost $300 million in 2019 in conjunction with the expansion of your network of shared bikes and scooters. Refer to Rule 5-03(b)(2) of Regulation S-X.

Securities and Exchange Commission

July 15, 2020

The Company respectfully acknowledges the Staff’s comment and notes that the descriptions of components of Cost of revenue and Operations and support from pages 62 and 63 of the Form 10-K were modified and described on page 33 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “Form 10-Q”), as follows:

Cost of revenue consists of costs related to operating the Company’s multimodal transportation networks including primarily insurance costs that are generally required under Transportation Network Company and city regulations for ridesharing and bike and scooter rentals, respectively, payment processing charges, including merchant fees, chargebacks and failed charges, hosting and platform-related technology costs, certain direct costs related to ridesharing, bikes and scooters, car rental programs for Lyft Rentals and Flexdrive, personnel-related compensation costs and amortization of our multimodal technology-related intangible assets.

Operations and support expenses primarily consist of personnel-related compensation costs of local operations teams and teams who provide phone, email and chat support to users, bike and scooter fleet operations support costs, driver background checks and onboarding costs, fees paid to third parties providing operations support, facility costs and certain car rental fleet support costs.

The Company launched its first fleet of scooters in September 2018 and its bikeshare service through its acquisition of Motivate in November 2018. As reported in the Form 10-K (see page 66), total Operations and support expenses increased $297.7 million, or 88%, in 2019 as compared to 2018. Operations and support expenses associated with the Company’s network of shared bikes and scooters only represented $108.4 million, or 36% of this increase, primarily due to a full year of ongoing maintenance and support costs recognized in 2019 versus only a partial year of such expenses related to the period in which the network of shared bikes and scooters was in service in 2018.

Ongoing maintenance and support costs associated with the Company’s network of shared bikes and scooters were $10.0 and $118.4 million in 2018 and 2019 respectively. Significant components of such costs include general repairs and maintenance, and other customer support activities related to repositioning bikes and scooters for rider convenience, cleaning and safety checks. Therefore, the Company believes the ongoing maintenance and support are akin to general customer support activities that are not directly related to specific revenue generating transactions.

In addition, the Company respectfully advises the Staff that, in accordance with Regulation S-X 5-03, it does not present gross profit as a line item on the face of the Company’s consolidated income statements prepared in accordance with GAAP. The Company has provided the description of the Cost of revenue and Operations and support costs line items in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and in the Notes to the Consolidated Financial Statements (the “Notes”) (see pages 62 and 88 of the Form 10-K, respectively). The Company believes that this information, along with the discussion in the Results of Operations section on pages 65 and 66, as well as the other information in the Form 10-K,

Securities and Exchange Commission

July 15, 2020

provides investors with all information regarding the components of the costs and expenses related to the Company’s multimodal platform, including its network of shared bikes and scooters. However, in light of the Staff’s comments, the Company will include additional detail regarding the components of Cost of revenue and Operations and support in its future filings. The Company’s proposed disclosure is below, with changes from the disclosure in the Form 10-Q marked in underline and strikethrough:

Cost of revenue consists of costs directly related to ~~operating our~~ revenue generating transactions through the Company’s multimodal ~~transportation networks~~ platform, including primarily insurance costs that are generally required under Transportation Network Company and city regulations for ridesharing and bike and scooter rentals, ~~respectively,~~ payment processing charges, including merchant fees, chargebacks and failed charges, hosting and platform-related technology costs, ~~certain direct costs related to ridesharing, bikes and scooters, car rental programs for Lyft Rentals and Flexdrive,~~ personnel-related compensation costs ~~and~~, amortization of ~~the Company’s multimodal~~ technology-related intangible assets, depreciation, asset write-off charges, and vehicle lease expenses.

Operations and support expenses primarily consist of personnel-related compensation costs of local operations teams and teams who provide phone, email and chat support to users, bike and scooter fleet operations support costs, driver background checks and onboarding costs, fees paid to third-parties providing operations support, facility costs and certain car rental fleet support costs. Bike and scooter fleet operations support costs include general repairs and maintenance, and other customer support activities related to repositioning bikes and scooters for rider convenience, cleaning and safety checks.

Non-GAAP Financial Measures

Contribution and Contribution Margin

Reconciliation of Non-GAAP Financial Measures, page 70

2.

Referencing the adjustment ‘Changes to the liabilities for insurance required by regulatory agencies attributable to prior periods’ used to calculate the Non-GAAP financial measures contribution and contribution margins, please explain to us why increases in insurance reserves is not considered part of the recurring operating expenditures of your business. Refer to Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

Securities and Exchange Commission

July 15, 2020

Background – Lyft’s Insurance Program

The Company utilizes both a wholly-owned captive insurance subsidiary and third-party insurance, which may include deductibles and self-insured retentions, to insure or reinsure costs including auto liability, uninsured and underinsured motorist, auto physical damage, first party injury coverages including personal injury protection under state law and general business liabilities up to certain limits. From the time a driver becomes available to accept rides in the Lyft Driver App until the rider is dropped off at their destination, the Company, through its wholly-owned insurance subsidiary and deductibles, often bears financial risk with respect to auto-related incidents, including bodily injury, property damage and uninsured and underinsured motorist liability.

The Company establishes insurance reserves for claims incurred but not yet paid and claims incurred but not yet reported and any related estimable expenses, and the Company periodically evaluates and, as necessary, adjusts our actuarial assumptions and insurance reserves as its experience develops or new information is learned. Changes in the insurance reserves balance, including both the adjustment to prior periods and current period, as a result of this process are recorded as a change in estimate in the income statement for the current period.

Calculation of Non-GAAP Financial Measures — Adjustment for changes to the liabilities for insurance required by regulatory agencies attributable to prior periods

The Company’s calculations of its non-GAAP financial measures, Contribution and Contribution Margin, include an adjustment to Cost of revenues to reflect changes to the liabilities for insurance required by regulatory agencies attributable to historical periods to the extent that those changes relate to claims that occurred prior to the beginning of the then current fiscal quarter (the fourth quarter in the case of annual periods). For the fiscal year ended December 31, 2019, the Company adjusted Cost of revenues by $270.3 million, related to increases in its liabilities for insurance required by regulatory agencies.

When the Company develops estimates for insurance reserves, it employs various predictive modeling and actuarial techniques including periodic reviews by an independent actuarial firm to estimate its insurance reserves. The Company develops its best estimate of insurance reserves based on information available at the evaluation date, but has limited ability to influence the ultimate development of historical claims. Current period insurance costs consist of two components:

(i) estimated losses and identifiable loss adjustment costs directly attributable to claims that occurred in the current quarter. This includes claims incurred and paid out in the current quarter, the estimated ultimate costs for claims incurred but not paid and claims incurred but not yet reported. In total, these items primarily reflect the cost of ridesharing and bikeshare related insurance for rides in the current quarter.

(ii) changes in insurance liabilities from the prior period. This can be a positive or negative adjustment and relates to rides in prior quarters.

The current period insurance costs as noted in (i) above are included in Contribution and Contribution Margin. Changes to the liabilities attributable to prior periods as noted in (ii) above are not reflective of the current period operations, but are influenced by unpredictable and/or external factors such as inflation rates, court decisions, law changes, litigation trends, legacy third party administrator (“TPA”) relationships and insurance structure, claim reporting and claim settlement patterns. Such changes may relate to claims made several years prior and are unrelated to the revenue recognized in the current period. Therefore, the adverse or favorable adjustments to historical insurance reserves noted in (ii) above are excluded from Contribution and Contribution Margin.

Securities and Exchange Commission

July 15, 2020

In addition to adjustments to reserves for prior periods, the Company also may enter into arrangements with regard to prior period claims to mitigate the risk to the Company. For example, in the first quarter of fiscal 2020, the Company entered into a novation agreement to transfer outstanding liability to a third party, and effectively eliminate, nearly all of the Company’s primary auto insurance liabilities related to periods preceding October 2018. The expense related to the novation agreement was recorded entirely in the first quarter of fiscal 2020, but related to claims years prior and therefore, such expense bore no relationship to the current period operations. This transaction further illustrates that management operates the business and makes decisions based on current period costs (i.e. Contribution) because it has limited control over factors that influence fluctuations in the insurance estimates after the current period. The Company presents Contribution and Contribution Margin to provide additional information to investors regarding the Company’s operating performance related to a current period. When compared over various periods, Contribution and Contribution Margins are intended to illustrate trends in the Company’s ability to generate profits from operations in any period without regard to the above referenced unpredictable and/or external cost factors related to prior periods. Accordingly, the Company believes the adjustment to exclude the historical changes to liabilities for insurance required by regulatory agencies from Contribution and Contribution Margin better enables investors to assess the Company’s operating performance in the context of current period results. The Company’s adjustment to exclude the historical changes to insurance liabilities is comparable to the non-GAAP adjustment done by certain insurance and non-insurance entities with wholly-owned captive insurance subsidiaries. This consistent application of adjusting positive or adverse development attributable to historical periods also helps investors understand underlying trends in profitability when reviewing the current quarter results as compared to prior periods.

Notes to Consolidated Financial Statements

Note 4. Goodwill and Intangible Assets, Net, page 96

3.

Please explain to us how you determined the future amortization of intangible assets, specifically for contractual relationships, that will be recorded in cost of revenue and operating expenses for the next five years and thereafter. In your response, please address how you assigned useful lives of 3-12 years to ‘Contractual relationships—cities’ for those intangible assets acquired from Motivate in 2018 disclosed on page 95. It appears your overall amortization of intangibles will decline from $35 million in 2019 to approximately $25 million and $13 million in 2020 and 2021, respectively.

Securities and Exchange Commission

July 15, 2020

The Company determined the future amortization of intangible assets based on (1) the fair value of the respective intangible assets in accordance with ASC 805 and 820, and (2) the estimated contractual relationship period (“useful life”) and specifically for Contractual relationships—cities, the exclusive partnership contracts in certain cities in accordance with ASC 350-30-35. The Company classifies the amortization expense for these exclusive partnership contracts in Cost of revenue and Operations and support based on the nature of these contracts.

The Company engaged a third-party valuation specialist to assist Management with the estimate of the assigned useful lives of 4-12 years1 to ‘Contractual relationships—cities in accordance with ASC 350-30-35, and the determination of the fair value of the intangible assets acquired in accordance with ASC 805 and 820. The useful life for the remaining exclusive partnership contracts in other cities aggregating to $6.4 million, ranges from 4 years to 12 years. Therefore, the Company assigned useful lives ranging from 4-12 years to the Contractual relationships—cities intangible assets.

The Company acknowledges and agrees with the Staff’s comment about the decline in its overall amortization of intangibles. The Company advises the Staff that, in 2019, the decline is primarily related to the Developed technology intangible asset acquired from Motivate which had a $10.0 million fair value on the acquisition date and was fully amortized as of December 31, 2019. The remaining amortization expense in 2019, 2020, and 2021 was further driven by the amortization of the Registered User Base and Contractual relationship—New York City intangibles from the Motivate acquisition.

The following table summarizes the overall decline in the amortization expense of intangibles as of December 31, 2019 from $34.8 million in 2019 to $24.7 million and $12.6 million in 2020 and 2021, respectively:

Intangible (#s in 000s)	Weighted- average Remaining Useful Life (years)	Acquired Fair Value	Amortization Expense
			2019	2020	2021
Contractual relationship - New York City	10	$54,700	$4,973	$4,973	$4,973
Contractual relationships - other cities	5	6,400	1,218	1,218	1,218

Contractual relationships - cities		61,100	6,191	6,191	6,191
All other intangibles	3	61,587	28,624	18,482	6,398

Total Intangible Assets		$122,687	$34,814	$24,673	$12,589

[1]

The Company would like to advise the Staff that it has discovered a typographical error related to the useful lives range for Contractual relationships—cities reported in our Form 10-K for the fiscal year ended December 31, 2019, on page 95. The corrected useful life range for these intangible assets are 4-12 years, not 3-12 years. This typographical error had no impact on any other reported amounts or disclosures in the Form 10-K.

Securities and Exchange Commission

July 15, 2020

Note 7. Leases

Flexdrive Program, page 101

4.

We note you disclose the right-of-use (ROU) assets and liabilities for vehicles leased as part of your Flexdrive Program, but do not disclose vehicles leased as part of your Lyft Rentals programs which was tested in two major metropolitan areas in 2019 as a flexible car rental program. Please tell us and disclose in this note vehicles leased as part of Lyft Rentals, if material, that are included on your balance sheet at December 31, 2019. Refer to ASC 842-30-50.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the right-of-use assets and liabilities for vehicles leased as part of the Lyft Rentals program were not material at December 31, 2019. In the first quarter of fiscal 2020, the Company included such vehicles as part of the Finance lease right-of-use assets and Finance lease liabilities disclosed on page 21 of its Form 10-Q.

*****

Securities and Exchange Commission

July 15, 2020

If you have any questions or comments, please contact me at (844) 250-2773.

Sincerely,

/s/ Lisa Blackwood-Kapral
Lisa Blackwood-Kapral
Chief Accounting Officer

cc:	Brian K. Roberts, Lyft, Inc.
Kristin Sverchek, Lyft, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.